Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Anfield Energy Inc. (“Anfield” or the “Company”)

4390 Grange Street, Suite 2005

Burnaby, B.C. V5H 1P6

Item 2:	Date of Material Change

July 31, 2026

Item 3:	News Release

A news release announcing the material change described herein was disseminated on July 31, 2026 and was subsequently filed on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4:	Summary of Material Change

On July 31, 2026, the Company announced the completion of its underwritten public offering (the “Offering”) of 1,715,000 common shares (the “Common Shares”), which includes the full exercise of the underwriters’ option to purchase an additional 223,695 Common Shares (the “Over-Allotment Option”), at a price of US$4.00 per Common Share for aggregate gross proceeds to the Company of US$6.9 million.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On July 31, 2026, the Company closed the Offering, which consisted of 1,715,000 Common Shares, which includes the full exercise of the Over-Allotment Option, at a price of US$4.00 per Common Share for aggregate gross proceeds to the Company of US$6.9 million.

The Offering was conducted through a syndicate of underwriters led by Northland Capital Markets and Roth Capital Partners as joint bookrunners, pursuant to an underwriting agreement dated July 30, 2026, by and among the Company and the underwriters. The Offering includes participation from existing strategic investor Uranium Energy Corp. (NYSE: UEC) (“Uranium Energy”), through its wholly-owned subsidiary UEC Energy Corp. (“UEC”).

The Company intends to use the net proceeds from the Offering to fund capital commitments to the Paradox Complex, Velvet-Wood Project, the Slick Rock Complex and the Shootaring Canyon Mill, for working capital and for general corporate purposes.

The underwriters received underwriter discounts and commissions totaling approximately US$261,600 in respect of the gross proceeds from the sale of the Common Shares in the Offering.

In connection with the Offering, the Company filed, with the securities commissions in all of the provinces and territories of Canada, a final prospectus supplement (the “Prospectus Supplement”) to the Company’s existing base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and filed a final prospectus supplement in the United States (the “U.S. Prospectus Supplement”, together with the Prospectus Supplement, the “Prospectus Supplements”) to the Company’s existing base shelf prospectus (the “U.S. Base Shelf Prospectus”, together with the Base Shelf Prospectus, the “Base Shelf Prospectuses”) forming part of an effective registration statement on Form F-10 (File No. 333-291078) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

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The Offering was made in the United States and in each of the provinces and territories of Canada, except Quebec. The Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement contain important information about the Company and the Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement and the documents incorporated by reference therein before making an investment decision. The Prospectus Supplement (together with the related Base Shelf Prospectus) is available on SEDAR+ at www.sedarplus.ca. The U.S. Prospectus Supplement (together with the U.S. Base Shelf Prospectus, forming part of the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, an electronic or paper copy of the Prospectus Supplement (together with the related Base Shelf Prospectus) may be obtained, upon request and without charge by contacting Roth Canada, Inc, Attention: Capital Markets, 1921-130 King Street West, Toronto, ON M5X 2A2, or by email at ECM@rothcanada.ca, and the U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus, forming part of the Registration Statement) may be obtained, upon request by contacting Northland Securities, Inc., 150 South Fifth Street, Suite 3300, Minneapolis, MN 55402, Attention: Valencia Day by telephone at (612) 851-4917. Delivery of the Prospectus Supplement and the Base Shelf Prospectus and any amendment thereto will be satisfied in accordance with the “access equals delivery” provisions of applicable securities legislation.

Uranium Energy’s participation in the Offering through its wholly-owned subsidiary, UEC, for 625,000 Common Shares and gross proceeds of US$2,500,000, constitutes a “related party transaction” within the meaning of TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions and Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves Uranium Energy, through its wholly-owned subsidiary, UEC, exceeds 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days in advance of the closing of the Offering as the participation of Uranium Energy, through its wholly-owned subsidiary UEC, in the Offering had not been confirmed at that time. The Company does not anticipate that the participation by Uranium Energy, through its wholly-owned subsidiary, UEC, will have a material effect on the Company’s business and affairs. Written consent resolutions of the board of the directors of the Company were passed in accordance with the Business Corporations Act (British Columbia) approving the Offering. No special committee was established in connection with the Offering and the insider participation, and no materially contrary view was expressed by any director of the Company.

Immediately prior to the closing of the Offering, Uranium Energy had ownership and control over an aggregate of 5,875,737 Common Shares and 1,283,639 Common Share purchase warrants (each, a “Warrant”) (which represented approximately 32.2% of the outstanding Common Shares on a non-diluted basis and approximately 36.7% of the outstanding Common Shares on a partially diluted basis after assuming the exercise of all Warrants beneficially owned by Uranium Energy). Immediately following the closing of the Offering, Uranium Energy has ownership and control over an aggregate of 6,500,737 Common Shares and 1,283,639 Warrants (which represents approximately 32.6% of the outstanding Common Shares on a non-diluted basis and approximately 36.7% of the outstanding Common Shares on a partially diluted basis assuming exercise of all Warrants beneficially owned by Uranium Energy).

This material change report does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

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5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Corey Dias, Chief Executive Officer

Tel: 604-669-5762

Item 9:	Date of Report

August 7, 2026

Cautionary Statement Regarding Forward Looking Information

This material change report contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the anticipated benefits and impacts of the Offering and statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the Company completes the Offering, that the proceeds of the Offering will be deployed as anticipated, and the anticipated benefits and impacts of the Offering being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the anticipated use of proceeds from any offering made under the Company’s Base Shelf Prospectuses and any offerings to be conducted thereunder including the Offering; the benefits and impacts of the Offering not being as anticipated; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements (including the documents incorporated by reference therein), as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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